8-65298 BD 3/22

AB 3/30

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

SECURITI 06005418 ...N
... 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Continent Securities Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1218 Webster Street
(No. and Street)

Houston	TX	77002-8841
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. William H. Van Pelt, IV — 713-289-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Kinard & Co., P.C.
(Name – *if individual, state last, first, middle name*)

400 Pine Street, Suite 600	Abilene	TX	79601-5128
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2006
WASH, D.C.
152

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Van Pelt, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Continent Securities Advisors, Ltd., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NELDA J. HEBERT
MY COMMISSION EXPIRES
September 23, 2006

Signature

Managing Member of General Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-CONTINENT SECURITIES ADVISORS, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

together with

INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

MID-CONTINENT SECURITIES ADVISORS, LTD.

TABLE OF CONTENTS

Davis, Kinard & Co., P.C.
Certified Public Accountants

First National Bank Building
400 Pine Street, Suite 600
Abilene, Texas 79601-5128
Office (325) 672-4000
FAX (325) 672-7049
1-800-588-2525
http://www.dkcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
Mid-Continent Securities Advisors, Ltd.
Houston, Texas

We have audited the accompanying statements of financial condition of Mid-Continent Securities Advisors, Ltd. (a Texas Limited Partnership) (the "Partnership") as of December 31, 2005 and 2004, and the related statements of income, changes in partners' capital and cash flows for the years ended December 31, 2005 and 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Continent Securities Advisors, Ltd. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Kinard & Co., P.C.
DAVIS, KINARD & CO., P.C.

Abilene, Texas
February 2, 2006

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
ASSETS:		
Cash and Cash Equivalents	$ 107,651	$ 85,501
Notes Receivable	102,778	100,000
TOTAL ASSETS	210,429	185,501
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES	$ -	$ -
COMMITMENTS AND CONTINGENCIES		
PARTNERS' CAPITAL	210,429	185,501
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 210,429	$ 185,501

The accompanying notes are an integral part of these financial statements

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		2005		2004
REVENUES:				
Fee Income	$	36,246	$	25,577
GENERAL AND ADMINISTRATIVE EXPENSES:				
Bank Charges		-		11
Office Rent		6,000		6,000
Professional Fees		7,681		7,036
Subscriptions and Membership Dues		700		850
Total General and Administrative Expenses		14,381		13,897
INCOME FROM OPERATIONS		21,865		11,680
OTHER INCOME (EXPENSE):				
Interest Income		3,063		1,323
NET INCOME	$	24,928	$	13,003

The accompanying notes are an integral part of these financial statements

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	General Partner	Limited Partner	Total
Balance, December 31, 2003	$ 1,725	$ 170,773	$ 172,498
Net Income	130	12,873	13,003
Balance, December 31, 2004	1,855	183,646	185,501
Net Income	249	24,679	24,928
Balance, December 31, 2005	$ 2,104	$ 208,325	$ 210,429

The accompanying notes are an integral part of these financial statements

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 24,928	$ 13,003
Noncash items:		
Accrued Interest Added to Note Receivable	(2,778)	-
Net Cash Flows from Operating Activities	22,150	13,003
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in Note Receivable	-	(100,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions Received from Partners	-	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	22,150	(86,997)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	85,501	172,498
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 107,651	$ 85,501

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Mid-Continent Securities Advisors, Ltd. (the "Partnership") was organized on April 2, 2002 under the laws of the State of Texas to engage solely in the business as a registered broker-dealer.

As of December 31, 2005, the general partner has a 1% partnership interest and the limited partner a 99% partnership interest. The Partnership terminates on December 31, 2012, unless terminated at an earlier date as provided for in the Partnership Agreement.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Fee Income

All trades clear through an independent clearing broker. As such, the Partnership does not receive or deliver securities or funds for any of its customers. The Partnership recognizes fee income on a trade date basis.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have a maturity when purchased of three months or less.

Cash Concentration

The Partnership maintains cash balances in various financial institutions. At December 31, 2005, these balances did not exceed the $100,000 FDIC insurance limit.

Income Tax

Federal income taxes are not payable by, or provided for, the Partnership. Partners are taxed individually on their share of partnership earnings. Partnership net revenue is allocated among the Partners in accordance with the Partnership Agreement.

NOTE 2 – PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership Agreement:

Management

The General Partner, MCSALGP, LLC, except as otherwise expressly stated or provided in the Partnership Agreement and subject to the approval of the limited partner to the extent required by the Partnership Agreement, shall have the sole and exclusive right to manage the business of the Partnership.

Liability of Limited Partner

The liability of the limited partner to the Partnership shall be limited to the difference between the Limited Partner's capital contributions as actually made and that stated in the initial offering certificate as having been made; provided, however, that when the limited partner has received the return in whole or in part of his capital contribution, he shall nevertheless be liable to the Partnership to the extent required by law for any sum, not in excess of such return with interest at the legal rate thereon, necessary to discharge the Partnership's liabilities to all creditors who extend credit or whose claims arose before such return, and who have not waived this provision in whole or in part.

General Allocation of Income and Expenses

Net income and losses shall be allocated one percent to the general partner and ninety-nine percent to the limited partner.

Special Allocation of Income and Expenses

To the extent that an allocation of losses would cause a limited partner to have an adjusted capital account deficit at the end of any fiscal year, then, those losses shall be allocated 100% to the general partner. If losses have been allocated pursuant to the terms of the agreement, then profits shall be allocated 100% to the general partner until the aggregate profits allocated to the general partner for the fiscal year end and all previous years is equal to the aggregate losses allocated to the general partner for all fiscal years.

Payment of Distributions

The general partner shall make distributions from time to time, by majority vote of the general partner, cause the Partnership to distribute cash or property to the partners as a return of capital. Distributions need not to be made in accordance with the partners' units or capital accounts. Rather, distributions can be made to any partner, in the general partner's discretion, including itself, as long as that distribution is designated as a return of capital, provided, however, that the distributions may be made only to a partner to the extent of the positive balance in that partner's capital account.

NOTE 3 – RELATED PARTY TRANSACTIONS

Under terms of a formal agreement enacted on December 1, 2003, the Partnership pays $500 monthly to the limited partner for rent and certain administrative services. The monthly payment is not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent partnership. During the year ended December 31, 2005, the Partnership paid $6,000 to the limited partner.

In December 2004, the Partnership advanced $100,000 to a related party in return for a promissory note; the note had an original due date of December 31, 2005, but was amended to extend the due date to January 1, 2008. The note is unsecured and interest accrues on a monthly basis at 2.78%. Principal and accrued interest are due on January 1, 2008. As of December 31, 2005, Partnership is owed $102,778, which includes $2,778 of accrued interest.

NOTE 4 – BUSINESS CONCENTRATION

During the year ended December 31, 2005, two customers accounted for 98% of revenues; during 2004, one customer accounted for 74% of revenues.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Partnership had net capital of $107,651, which was $82,651 in excess of its required net capital of $25,000. Additionally, the Partnership's had no aggregate indebtedness; therefore, the net capital ratio was $0.

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Aggregate Indebtedness:		
Total liabilities from statement of financial condition	$	-
Net Capital:		
Partners' capital from statement of financial condition		210,429
Non allowable assets		(102,778)
NET CAPITAL		107,651
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	-
Minimum dollar net capital requirement		25,000
Excess capital		82,651
Excess capital at 1000%	$	107,651
Ratio:		
Aggregate indebtedness to net capital		-

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2005 previously filed by Mid-Continent Securities Advisors, Ltd. on Form X-17A-5.

See Independent Auditor's Report

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2005

Mid-Continent Securities Advisors, Ltd. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See Independent Auditor's Report

Davis, Kinard & Co., P.C.
Certified Public Accountants

First National Bank Building
400 Pine Street, Suite 600
Abilene, Texas 79601-5128
Office (325) 672-4000
FAX (325) 672-7049
1-800-588-2525
http://www.dkcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
Mid-Continent Securities Advisors, Ltd.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Mid-Continent Securities Advisors, Ltd. (the "Partnership"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rules 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis, Kinard & Co., P.C.

DAVIS, KINARD & CO., P.C.

Abilene, Texas
February 2, 2006